OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

RESIGNATION OF MIRANDA’s CHAIR AND BOARD MEMBER

Vancouver, BC, Canada – November 9, 2017 - Miranda Gold Corp. ("Miranda" or the “Company”) (TSX-V: MAD) announces the resignation of Mr. Ken Cunningham as the Company’s chairperson and from Miranda’s Board of Directors.

Mr. Ken Cunningham has previously served as Miranda’s President and CEO, from 2003 to 2016, and has served on the Board of Directors of Miranda since 2003.

Joseph Hebert comments: “Ken has been an integral part of Miranda for the past 14 years, and we wish him the very best as he embarks upon a new chapter in his life. The Board and management wish to thank Ken for his dedication and hard work, and appreciate all he has done for Miranda over the years.”

About Miranda

Miranda is a gold Prospect Generator active in Colombia, with a production joint venture in Alaska. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with Gold Torrent, Inc. and IAMGOLD Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.